

April 12, 2022

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **RE: Miami International Securities Exchange, LLC ("MIAX")**
> **Amendment 2022-5 to Form 1 Application**

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2022-5 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
     Telephone: 609-897-7300; Facsimile: 609-987-2210

22000938

5. Provide the name, title and telephone number of a contact employee:
     Barbara J. Comly, EVP, General Counsel & Corporate Secretary
     609-897-7315

6. Provide the name and address of counsel for the applicant:
     Barbara J. Comly, EVP, General Counsel & Corporate Secretary
     Miami International Securities Exchange, LLC
     7 Roszel Road, Suite 1A
     Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
     ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: April 12, 2022   By: *Barbara J. Comly*
                                            Barbara J. Comly
                                            EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2022.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

_____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of April 12, 2022, including the information set forth in items 1-6 above.


ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 3/7/2013

Membership Activities:

Clearance

International Tele #

SEC #: 8- 34354

CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600

Chicago   IL   60604

Tele #: (312) 994-4640

Approval Date: 4/17/2017

Membership Activities:

Registered Market Maker

International Tele #

SEC #: 8- 68957

CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center

350 N. St. Paul, Suite 1300

Dallas   TX   75201

Tele #: (214) 765-1100

Approval Date: 11/18/2015

Membership Activities:

Clearance

International Tele #

SEC #: 8- 23522

CRD #: 13071

AXOS CLEARING LLC

15950 West Dodge Road - Suite 300

Omaha   NE   68118

Tele #: (402) 384-6100

Approval Date: 4/11/2022

Membership Activities:

Clearance

International Tele #

SEC #: 8- 53595

CRD #: 117176

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 41342

CRD #: 19714

BMO CAPITAL MARKETS CORP.

151 W. 42nd Street, 9th Floor

New York   NY   10036

Tele #: (212) 885-4000

Approval Date: 10/10/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 34344

CRD #: 16686

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue

New York   NY   10019

Tele #: (212) 841-2000

Approval Date: 4/21/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 32682

CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park

New York   NY   10036

Tele #: (646) 743-2734

Approval Date: 11/1/2018

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 69787

CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor

Chicago   IL   60603

Tele #: (312) 395-2100

Approval Date: 12/7/2012

Membership Activities:

Primary Lead, Lead, Registered Market Maker & Order Entry

International Tele #

SEC #: 8- 53574

CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York   NY   10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York   NY   10010
Tele #: (212) 325-2000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 00422
CRD #: 816

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700
San Francisco   CA   94104
Tele #: (415) 293-3956

Approval Date: 11/2/2015

Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 42415
CRD #: 31730

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago   IL   60606
Tele #: (312) 986-2006

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago   IL   60661
Tele #: (312) 542-1000

Approval Date: 8/31/2015

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 51241
CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282
Tele #: (212) 902-1000

Approval Date: 1/15/2013

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129
CRD #: 361

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago   IL   60605
Tele #: (312) 347-8864

Approval Date: 10/20/2014

Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 47762
CRD #: 37484

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.
New York   NY   10022
Tele #: (212) 715-2830

Approval Date: 2/25/2020

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 68126
CRD #: 149224

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor

3 World Trade Center

New York   NY   10007

    Tele #: (212) 293-1444

Approval Date: 3/29/2017

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 68430

CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300

Chicago   IL   60606

    Tele #: (312) 244-3300

Approval Date: 8/26/2014

Membership Activities:

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 52600

CRD #: 104143

INSTINET, LLC

Worldwide Plaza

309 West 49th Street

New York   NY   10019

    Tele #: (212) 310-9500

Approval Date: 3/27/2013

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 23669

CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor

Greenwich   CT   06830

    Tele #: (203) 618-5710

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 47257

CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York   NY   10179

    Tele #: (212) 272-2000

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 35008

CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor

New York   NY   10281

    Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 52275

CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor

New York   NY   10281

    Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:

Registered Market Maker & Order Entry

International Tele #

SEC #: 8- 66813

CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor

New York   NY   10022

    Tele #: (212) 284-2300

Approval Date: 9/15/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 15074

CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600

Chicago   IL   60654

    Tele #: (312) 205-8900

Approval Date: 12/9/2019

Membership Activities:

Registered Market Maker

International Tele #

SEC #: 8- 52989

CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago   IL   60603
Tele #: (312) 334-8000

Approval Date: 12/7/2012

Membership Activities:
Order Entry
International Tele #

SEC #: 8-48255
CRD #: 38455

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York   NY   10036
Tele #: (646) 743-1295

Approval Date: 12/7/2012

Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 12/7/2012

Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8-15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago   IL   60601
Tele #: (312) 821-9500

Approval Date: 1/27/2015

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-66083
CRD #: 128030

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago   IL   60604
Tele #: (312) 444-8000

Approval Date: 7/22/2015

Membership Activities:
Order Entry
International Tele #

SEC #: 8-8-50422
CRD #: 43773

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399
Tele #: (201) 413-2000

Approval Date: 3/12/2013

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago   IL   60605
Tele #: (312) 692-5000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 9/20/2013

Membership Activities:
Order Entry
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 11/23/2016

Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York   NY   10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York   NY   10019
Tele #: (203) 719-3000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth   MN   55447
Tele #: (952) 345-6611

Approval Date: 5/13/2015
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-66988
CRD #: 136196

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles   CA   90017
Tele #: (213) 688-8090

Approval Date: 12/7/2012
Membership Activities:
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte   NC   28202
Tele #: (704) 410-1913

Approval Date: 4/11/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago   IL   60605
Tele #: (312) 235-0320

Approval Date: 11/28/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65860
CRD #: 126201

Total BD Firms 45